

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2010

Mr. Anthony James
Chief Financial Officer
MedQuist, Inc.
1000 Bishops Gate Blvd, Suite 300
Mount Laurel, NJ 08054
Also via facsimile at: (856) 793-6150

    Re: MedQuist, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2009
            Filed March 12, 2010, as amended April 30, 2010 and July 6, 2010
            File No. 001-13326

Dear Mr. James:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    Kathleen Collins
                    Accounting Branch Chief